                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 12)

                           OPHTHALMIC IMAGING SYSTEMS
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                     683737
                                 (CUSIP Number)

                           Premier Laser Systems, Inc.
                              Attn: Colette Cozean
                                 3 Morgan Avenue
                                Irvine, CA 92718

                                 with a copy to:

                            William J. Simpson, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6200

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 9, 1999
                      (Date of Event Which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                               (Page 1 of 4 Pages)

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         PREMIER LASER SYSTEMS, INC.
         33-0472684
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


         00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


         CALIFORNIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,131,758
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,131,758
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,131,758
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
         N/A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.3%, BASED ON 4,155,428 SHARES OF COMMON STOCK REPORTED AS OUTSTANDING AS OF APRIL 14, 1999
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


         CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 683737                       13D                     Page 2 of 4 Pages

                           OPHTHALMIC IMAGING SYSTEMS
                                  Common Stock

                                  SCHEDULE 13D

         This Amendment No. 11 (the "Amendment") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on December 29, 1997 (the "Original Schedule 13D"), as previously amended by Amendment No. 1 filed with the Commission on January 5, 1998, by Amendment No. 2 filed with the Commission on January 20, 1998, by Amendment No. 3 filed with the Commission on February 12, 1998, by Amendment No. 4 filed with the Commission on March 3, 1998, by Amendment No. 5 filed with the Commission on August 14, 1998, by Amendment No. 6 filed with the Commission on August 20, 1998, by Amendment No. 7 filed with the Commission on August 21, 1998, by Amendment No. 8 filed with the Commission on November 25, 1998, by Amendment No. 9 filed with the Commission on January 5, 1998, by Amendment No. 10 filed with the Commission on February 11, 1999, and by Amendment No. 11 filed with the Commission on March 26, 1999, with respect to the purchase by PREMIER LASER SYSTEMS, INC. ("Premier") of shares of common stock, no par value per share (the "Shares"), of OPHTHALMIC IMAGING SYSTEMS, a California corporation ("OISI") (the "Original Schedule 13D" as amended, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings given to such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

         On June 9, 1999, Premier presented OISI with a proposal, pursuant to which Premier offered to acquire the remaining issued and outstanding stock of OISI by merging OISI into a newly formed subsidiary wholly owned by Premier. OISI would be the surviving entity. In exchange for each outstanding share of OISI, Premier would issue a portion of a share of Premier Common Stock determined by dividing $.85 by the "Agreed Premier Value." "Agreed Premier Value" means the average closing price of Premier's Class A Common Stock for the five days immediately preceding the effective date of the Merger; provided, however, that Premier would not be required to close the transaction if the Agreed Premier Value were less than $2.00.

         Premier's proposal is non-binding, and the proposed transaction would be subject to numerous contingencies. In particular, the Board of Directors of OIS and shareholders representing 75% of OIS' outstanding shares (including at least a majority of the OIS shares that are not held by Premier) would need to approve the transaction, the parties would need to negotiate and sign a definitive Merger Agreement (which would contain customary conditions to closing), and OIS would need to obtain a fairness opinion. In addition, prior to closing, Premier would need to register with the SEC the shares of stock issuable to OIS shareholders in the proposed merger. A copy of the proposal is attached hereto as Exhibit 99.17, and is incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         This item as previously filed is amended and supplemented by incorporating herein the additions to Item 4 made by this Amendment No. 12.

Item 7.  Material to be Filed as Exhibits.

         The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.17 Non-Binding Proposal, dated June 9, 1999, presented by Premier to OISI.



CUSIP No. 683737                       13D                     Page 3 of 4 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 6/10/, 1999


                                   PREMIER LASER SYSTEMS, INC.


                                   By:     /s/  Robert V. Mahoney
                                      -----------------------------
                                      Name: Robert V. Mahoney
                                      Title: Executive Vice President of Finance
                                             and Chief Financial Officer






CUSIP No. 683737                       13D                     Page 4 of 4 Pages